**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 11, 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Finjan Holdings, Inc.**

**File No. 001-33304 - CF#33662**
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     Finjan Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 25, 2016.

     Based on representations by Finjan Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.17        through March 25, 2021

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary